Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference of our report dated January 22, 2002 (except for the "Discontinued Operations" note as to which the date is August 27, 2002), with respect to the consolidated financial statements of TRW Inc. for the year ended December 31, 2001 included in this Current Report on Form 8-K dated September 3, 2002, filed with the Securities and Exchange Commission, in the following Registration Statement Nos.: 333-89133 on Form S-3, 333-48443 on Form S-3, 333-68242 on Form S-8, 333-61198 on Form S-8, 333-61192 on Form S-8, 333-37906 on Form S-8, 333-36052 on Form S-8, 333-27003 on Form S-8, 333-27001 on Form S-8, 333-20351 on Form S-8, 333-06633 on Form S-8, 333-03973 on Form S-8, 33-53503 on Form S-8, 33-29751 on Form S-8, 2-90748 on Form S-8 and 2-64035 on Form S-8.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
August 27, 2002